National Research Corporation

1245 Q Street

Lincoln, Nebraska 68508
(402) 475-2525

August 5, 2019

VIA EDGAR

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Research Corporation Registration Statement on Form S-3 (Registration No. 333-232534)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, National Research Corporation, hereby requests that the above-referenced Registration Statement be declared effective at 10:00 a.m., Eastern Time, on August 12, 2019, or as soon as practicable thereafter. For purposes of Rule 461, there is no underwriter at this time.

Very truly yours, NATIONAL RESEARCH CORPORATION

By:	/s/ Kevin R. Karas
Kevin R. Karas
Kevin R. Karas Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary